UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Sunrise USA, Incorporated
(Name of Issuer)

Common Shares, $0.0001 Par Value Per Share
(Title of Class of Securities)

86770P-20-0
(CUSIP Number)

Christopher A. Giordano
264 Union Blvd, First Floor, Totowa, NJ 07424
(973) 956-8400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 15, 2006
(Date of Event That Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.  86770P 10 1                                  13D                                         Page 2 of 7 Pages

1.      NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
         Christopher A. Giordano, Elisa Giordano, Michael Giordano, Nicholas Giordano and
         Birchwood Capital Advisors Group, Inc.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)  [X]
         (b)  [   ]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS:   PF and OO

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(D) OR 2(E):   [   ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION:    United States of America

7.      SOLE VOTING POWER:   2,711,846 Shares

8.      SHARED VOTING POWER:   0 shares

9.      SOLE DISPOSITIVE POWER:   2,711,846 Shares

10.     SHARED DISPOSITIVE POWER:   0 shares

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON:    2,711,846 Shares

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*:   [X]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   7.47%

14.     TYPE OF REPORTING PERSON*:   IN

CUSIP No.  86770P 10 1                                  13D                                         Page 3 of 7 Pages

Mr. Christopher Giordano and Birchwood Capital Advisors Group, Inc. hereby amends and restates in its entirety the Statement on Schedule 13D filed with the United States Securities and Exchange Commission (the "Commission") on April 4, 2004 (the “Schedule”) and as amended and restated hereby (“Amendment No. 2”).

ITEM 1. SECURITY AND ISSUER

This Amendment No. 2 relates to common shares, $0.0001 par value (the “Common Shares”), of Sunrise U.S.A., Incorporated, a corporation organized under the laws of Nevada (the “Issuer”).  The Issuer’s principal executive office and mailing address is 892 North 340 East, American Fork, UT 84003.

ITEM 2. IDENTITY AND BACKGROUND

(a)   This Amendment No. 2 is being filed on behalf of Christopher A. Giordano, Birchwood Capital Advisors Group, Inc. (“Birchwood”), Mr. Giordano’s mother, Elisa Giordano, and his minor children, Michael and Nicholas Giordano (collectively, the “Family Members” and, together with Mr. Giordano and Birchwood, the “Reporting Persons”).

(b)   Reporting Persons’ business address is 264 Union Blvd, First Floor, Totowa, NJ 07424.

(c)   Mr. Giordano’s present principal occupation is President and sole shareholder of Birchwood Capital Advisors Group, Inc., 264 Union Blvd, First Floor, Totowa, NJ 07424.

(d)   During the last five years, Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

   (e)   During the last five years, Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or State securities laws or finding any violation with respect to such laws.

   (f)   Mr. Giordano and each Family Member are citizens of the United States of America.  Birchwood Capital Advisors Group, Inc. is a company incorporated in the state of Delaware.

   ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

   Effective September 20, 2002, Mr. Giordano, his Family Members and Birchwood received 180,000, 120,000 and 450,000, respectively, of the Issuer’s Common Shares in a pare pa su dividend distribution of all of the Issuer’s Common Shares issued and outstanding to all of the shareholders of Issuer’s then parent company.

On July 9, 2004, Mr. Giordano received 16,000,000 of the Issuer’s Common Shares in payment of $80,000 of accrued and unpaid compensation owed to Mr. Giordano representing compensation earned for the year 2002.

   On November 15, 2005, Mr. Giordano received 14,100,000 of the Issuer’s Common Shares in payment of $7,500 in cash advances made by Mr. Giordano to the Issuer from inception through September 30, 2005.

   Mr. Giordano used personal funds (PF) in the November 15, 2005 cash acquisition specified above and performed personal services for the shares received on July 9, 2004 (OO).

  CUSIP No.  86770P 10 1                                  13D                                         Page 4 of 7 Pages

  On March 31, 2006 Sunrise implemented a reverse of its $0.0001 par value common stock whereby each 38 then outstanding shares where reduced to 1 share outstanding (a 1 for 38 reverse split).  The aggregate shares of the Reporting Persons was reduced from 30,850,000 shares of Sunrise voting common stock to 811,846 shares of Sunrise voting common stock.

  On August 15, 2006 Sunrise consummated a change of control share exchange with the shareholders of Pukka USA, Inc., a Utah corporation (the “Share Exchange”).  The Share Exchange is more fully described on Form 8-K filed by Sunrise with the Commission on August 21, 2006 (Commission file number 000-5730).  Pursuant to the terms of the Exchange, Birchwood was issued 1,000,000 shares of Sunrise voting common stock.  These shares were received in exchange for 1,000,000 shares of Pukka USA, Inc. owned by Birchwood.  Birchwood received its 1,000,000 shares of Pukka USA, Inc. as stock-based compensation pursuant to the terms of a Consulting Agreement between Birchwood and Pukka USA, Inc. dated January 1, 2006.

On August 31, 2006 a limited liability company in which Birchwood is a non-managing member acquired 3,000,000 shares of the common stock of Sunrise and a royalty interest in Sunrise’s revenues for an aggregate purchase price of $125,000.  Birchwood is the beneficial owner with sole voting and dispositive power of 900,000 shares.  The purchase of the shares and Royalty Agreement dated August 31, 2006 are described on Exhibit 99.1 with Form 8-K filed by Sunrise with the Commission on September 7, 2006 (Commission file number 000-5730).

   ITEM 4. PURPOSE OF TRANSACTION

   The Reporting Persons acquired the Common Shares for investment purposes and may acquire additional Common Shares of the Issuer or securities convertible into Common Shares of the Issuer, or may dispose of the same, through market transactions or otherwise.

   Prior to the consummation of the Share Exchange, the Issuer was considered to be a blank check company as defined in Section 7(b)(3) of the Securities Act of 1933 (the “33 Act”).  As part of the disclosure of the Issuer in its registration statement filed with the Securities & Exchange Commission (the “Registration Statement”), the Issuer affirmatively stated that there will be no public trading in the Issuer’s securities until such time as the Issuer successfully implements its business plan as described in the Registration Statement.  In furtherance of the Issuer’s representations in the Registration Statement, the Reporting Persons each entered into a written Lock-Up Agreement with Issuer on May 21, 2004 (see Item 6 below).

   Upon the consummation of the Share Exchange, the Lock-Up Agreement between the Issuer and the Reporting Persons terminated and the certificates for the Issuers shares were delivered to the Reporting Persons.  The Reporting Persons continue to be restricted in the resale of their shares pursuant to the terms of the “Wulff Letter” (see CCH Federal Securities Law Reporter, 1990-2000 Decisions, Paragraph No. 77,681, issued under the name "NASD Regulation, Inc.").  The Wulff Letter states that promoters and affiliates of blank check or shell companies, as well as transferees of their securities, are "underwriters" with respect to such securities.  Accordingly, transactions in these companies' securities by promoters, affiliates or their transferees do not fall within the scope of the Rule 144 "safe harbor" resales nor the Section 4(1) exemption from registration for resales under the Securities Act.  It is the position of the Commission that these securities may be resold by these persons only pursuant to registration under the Securities Act.  According to the Wulff Letter, this restriction would continue to apply even after the blank check or shell company completes a merger or acquisition transaction with an operating entity.  Accordingly, the Reporting Persons adopts the view that they are “affiliates” of

  CUSIP No.  86770P 10 1                                  13D                                         Page 5 of 7 Pages

  Sunrise, as contemplated by the Wulff Letter, and they agree that neither they nor their affiliates will publicly resell their securities without registration under the Securities Act.

  All of the shares of Reporting Persons are subject to a right of registration pursuant to the terms of a Registration Rights Agreement dated June 7, 2006 between the Issuer and certain of Issuer’s shareholders including the Reporting Persons.  The Registration Rights Agreement dated June 7, 2006 was included as Exhibit 10.2 with the Form 8-K filed by Sunrise with the Commission on June 13, 2006 (Commission file number 000-5730).

  (a)    The Reporting Persons have no other plans for the acquisition or disposition of securities of the Issuer other than as herein disclosed;

  (b)     The Reporting Persons have no other plans for an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries other than as herein disclosed;

  (c)     The Reporting Persons have no other plans for sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries other than as herein disclosed;

  (d)     The Reporting Persons have no other plans for any changes in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board other than as herein disclosed;

  (e)     The Reporting Persons have no other plans for any material change in the present capitalization or dividend policy of the Issuer other than as herein disclosed;

  (f)     The Reporting Persons have no other plans for any change in the Issuer's charter or by-laws that may impede the acquisition of control of the Issuer by any person other than as herein disclosed;

  (g)     The Reporting Persons have no other plans for causing a class of the Issuer's securities to cease to be authorized for quotation or to be quoted in an inter-dealer quotation system of a registered national securities association other than as herein disclosed;

  (h)     The Reporting Persons have no other plans for a class of the Issuer's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 other than as herein disclosed; or

  (i)     The Reporting Persons have no other plans for any action similar to any of those enumerated above other than as herein disclosed.

  ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

  (a)   The only interests in the securities of the Issuer which the Reporting Persons hold are the interests which have been described herein.

  As of the date hereof, the Issuer has 36,323,543 Common Shares issued and outstanding.

  (b)   Mr. Giordano is the sole owner of 796,844 shares of the Common Stock of Issuer and has sole power to vote or to direct the vote and has sole power to dispose or to direct the disposition of these shares.  Mr. Giordano is the sole shareholder and President of Birchwood, the owner of 1,411,843 shares of the Common stock of Issuer, and has sole power to vote or to direct the vote and has sole power to dispose or to direct the disposition of these shares.  Mr. Giordano has power of attorney as to the Family Member’s 3,159 shares of the Common Stock of Issuer and has sole power to vote or to direct the vote and has sole power to dispose or to direct the disposition of these shares.

  CUSIP No.  86770P 10 1                                  13D                                         Page 6 of 7 Pages

  Reporting Persons have no shared power to vote or to direct the vote and has no shared power to dispose or to direct the disposition of any shares of Issuer not otherwise described herein.

  (c)   On August 15, 2006 Sunrise consummated a change of control share exchange with the shareholders of Pukka USA, Inc., a Utah corporation (the “Share Exchange”).  The Share Exchange is more fully described on Form 8-K filed by Sunrise with the Commission on August 21, 2006 (Commission file number 000-5730).  Pursuant to the terms of the Exchange, Birchwood was issued 1,000,000 shares of Sunrise voting common stock.  These shares were received in exchange for 1,000,000 shares of Pukka USA, Inc. owned by Birchwood.  Birchwood received its 1,000,000 shares of Pukka USA, Inc. as stock-based compensation pursuant to the terms of a Consulting Agreement between Birchwood and Pukka USA, Inc. dated January 1, 2006.

On August 31, 2006 a limited liability company in which Birchwood is a non-managing member acquired 3,000,000 shares of the common stock of Sunrise and a royalty interest in Sunrise’s revenues for an aggregate purchase price of $125,000.  Birchwood is the beneficial owner with sole voting and dispositive power of 900,000 shares.  The purchase of the shares and Royalty Agreement dated August 31, 2006 are described on Exhibit 99.2 with Form 8-K filed by Sunrise with the Commission on September 7, 2006 (Commission file number 000-5730).

(d)   Inapplicable.

(e)   Inapplicable.

   ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

   All 2,711,846 Common Shares owned by Reporting Persons are subject to resale only upon registration pursuant to the terms of the Registration Rights Agreement dated June 7, 2006 (see Exhibit 10.2 to Form 8-K filed by Sunrise with the Commission on June 13, 2006 and incorporated herein by reference).

   ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

   Amendment #3 to Issuer’s Articles of Incorporation and filed as Exhibit 3.v to SEC Form 8-K filed by Issuer with the Commission on April 17, 2006 (Commission file number 000-50730) is incorporated herein by reference.

Share Exchange Agreement dated June 7, 2006 and filed as Exhibit 10.1 to SEC Form 8-K filed by Issuer with the Commission on June 13, 2006 (Commission file number 000-50730) is incorporated herein by reference.

Registration Rights Agreement dated June 7, 2006 and filed as Exhibit 10.2 to SEC Form 8-K filed by Issuer with the Commission on June 13, 2006 (Commission file number 000-50730) is incorporated herein by reference.

Royalty Agreement dated August 31, 2006 and filed as Exhibit 99.1 to SEC Form 8-K filed by Sunrise with the Commission on September 7, 2006 (Commission file number 000-50730) is incorporated herein by reference.

  CUSIP No.  86770P 10 1                                  13D                                         Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    September 9, 2006

    Date

    /s/ CHRISTOPHER A. GIORDANO

    Christopher A. Giordano

    Elisa Giordano

    By:  /s/ CHRISTOPHER A. GIORDANO

    Name: Christopher A. Giordano

    Title: Power Of Attorney

    Michael Giordano

    By:  /s/ CHRISTOPHER A. GIORDANO

    Name: Christopher A. Giordano

    Title: Power Of Attorney

    Nicholas Giordano

    By:  /s/ CHRISTOPHER A. GIORDANO

    Name: Christopher A. Giordano

    Title: Power Of Attorney